Darin Smith Lead Director and Associate General Counsel (319) 573-2676

1290 Avenue of the Americas

New York, NY 10104

LAW DEPARTMENT

December 5, 2019

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

Post-Effective Amendment No. 1 to Registration Statement on Form S-3

File No. 333-229589

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the comments you provided with respect to the above-referenced filing for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

General

1.	Please include the date of the filing on the facing page for future filings.

Response: The Company will include the date.

2.	Please confirm supplementally the date the changes will be effective.

Response: The Company intends to have this supplement effective by mid to late December.

Adding Dual Direction Segment

3.	Please also disclose in the supplement the charts showing what other Segments are available.

Response: The disclosure has been revised as requested.

4.	Please add the minimum PCR to the charts.

Response: The disclosure has been revised as requested.

5.	Please confirm supplementally that a 90% PCR is reasonable.

Response: The 90% PCR is reasonable based on recent suggested bids received and current market conditions.

6.	Please confirm supplementally that the Company intends to initially offer the Dual Direction Segments with a 90% PCR.

Response: The Company sets the PCR based on several factors including the various bids it receives from third parties based on current market conditions. If those factors, including the bids received, suggest a PCR of 90%, the Company will likely set a PCR of 90%.

7.	In the Dual Direction example, please delete the reference to the ROP DB.

Response: The disclosure has been revised as requested.

8.	Please add a plain English definition for “absolute value” where it is first used.

Response: The disclosure has been revised as requested.

9.	Please add a simple parenthetical example immediately after the definition of absolute value.

Response: The disclosure has been revised as requested.

10.	Please move the disclosure concerning “flat” performance to the end of the paragraph.

Response: The disclosure has been revised as requested.

11.	In the last sentence of the example, please revise the disclosure to use the concept that the SRR will be negative equal to the extent of the percentage exceeding the Segment Buffer.

Response: The disclosure has been revised as requested.

12.	Please revise the bullet point description of the SRR.

Response: The disclosure has been revised as requested.

13.

In the last sentence of the example, bring in the prospectus disclosure that the PCR and SRR are rates over a 6-year period from Segment Start Date to Segment Maturity Date and neither is an annual rate of return.

Response: The disclosure has been revised as requested.

14.	Please add a footnote to the SRR chart disclosing what the SRR is if the index performance is flat.

Response: The disclosure has been revised as requested.

15.	Please delete the footnote regarding absolute value from the SRR chart.

Response: The disclosure has been revised as requested.

2

16.	Please change “inclusive of both” to “or equal to either”.

Response: The disclosure has been revised as requested.

17.	Please delete the word “relevant” before Index.

Response: The disclosure has been revised as requested.

18.	Please confirm supplementally that the rates of return are reasonable in light of current market conditions.

Response: Certain of the index returns may be unlikely based on current market conditions but are used to illustrate what the Segment Rate of Return for Dual Direction Segments would be under various market scenarios where such returns could be likely.

19.	Please add an example where the index rate of return is less than the PCR but greater than zero.

Response: The disclosure has been revised as requested.

20.	Please change the index return from -11% to -20% in the example.

Response: The disclosure has been revised as requested.

21.	Please revise the first risk factor bullet to align more closely to the prospectus disclosure.

Response: The disclosure has been revised as requested.

22.	Please delete the last bullet in the risk factors section.

Response: The disclosure has been revised as requested.

Adding iShares® MSCI EAFE ETF for Step Up Segments

23.	Please add disclosure stating the index is described in the prospectus.

Response: The disclosure has been revised as requested.

Other

24.	Please explain supplementally that the contract allows the number of active segments to decrease.

Response: The contract allows this number to decrease. This supplement provides contract owners notice the number has changed.

25.	Please update the incorporation by reference section.

Response: The disclosure has been revised as requested.

3

26.	In #4, please conform the disclosure to more closely match the prospectus disclosure.

Response: Allowing for the different hypothetical options used for Dual Direction Segments, the Company believes the disclosure is substantially matches the current prospectus disclosure.

27.	In #5, second sentence, change to “below”.

Response: The disclosure has been revised as requested.

28.	Please confirm supplementally that the hypothetical put options do not measure the risk of loss.

Response: The disclosure has been revised as requested.

29.	Please explain supplementally why two puts are used.

Response: Dual Direction Segments use an at-the-money put option which is beneficial to the SIV value if the market goes down, and one of the out-of-the money put options is used to cap the potential gain from the at-the-money put option at the appropriate level. The second out-of-the-money put option is used to value the loss when market goes down below the Segment Buffer.

30.	Please explain supplementally why only one hypothetical put has a bullet point disclosure.

Response: The bullet point is designed to show, like with other Segment Types, the combined effect of the at-the-money put option and one of the out-of-the-money put options. The disclosure has also been revised to eliminate duplicative text and make this clearer.

31.	In #6, please conform the disclosure more closely to the prospectus.

Response: The disclosure has been revised as requested.

32.	In #7(2), please confirm supplementally why an at the money standard put is referenced.

Response: The disclosure has been revised to remove references to standard.

33.	In #7(3), please explain why the last sentence of #7(4) does not also appear here.

Response: The at-the-money put option, unlike the out-of-the-money put option referenced in #7(4), is beneficial to the SIV in a down market.

34.	Please confirm the disclosure in #7(5) is accurate regarding gain/loss.

Response: The disclosure has been revised as requested.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith

4

AXA Equitable Life Insurance Company

Supplement dated December 16, 2019 to the Structured Capital Strategies® PLUS Prospectus dated May 1, 2019

This Supplement modifies certain information in the above-referenced Prospectus (the “Prospectus”) offered by AXA Equitable Life Insurance Company (“AXA Equitable”). You should read this Supplement in conjunction with your Prospectus and retain it for future reference. This Supplement incorporates the Prospectus by reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center at 877-899-3743.

The purpose of this Supplement is to provide you with information regarding (1) adding Dual Direction Segments and (2) adding the iShares® MSCI EAFE ETF for Step Up Segments.

(1)	Adding Dual Direction Segments:

Effective December 16, 2019, we are adding a new type of Segment — Dual Direction Segments. A Dual Direction Segment is any Segment belonging to a Segment Type whose name includes “Dual Direction”.

Below are the current Segment Types including the new Dual Direction and iShares® MSCI EAFE EFT Step Up Segment Types.

The following chart lists the current Dual Direction Segment Types:

Index	Segment Duration	Segment Buffer	Minimum Performance Cap Rate
S&P 500 Price Return Index	6 year	-10%	12%

The following chart lists the current Standard Segment Types:

Index	Segment Duration	Segment Buffer	Minimum Performance Cap Rate
S&P 500 Price Return Index	6 year 1 year*	-10%; -20%; -30% -10%	12% 2%
Russell 2000® Price Return Index	6 year 1 year*	-10%; -20%; -30% -10%	12% 2%
iShares® MSCI EAFE EFT	6 year	-10%; -20%; -30%	12%
*

Standard Segments with a 1 year Segment Duration have limited availability (see “Segment Participation Requirements” later in this section for more information) and are only available with the -10% buffer.

The following chart lists the current Annual Lock Segment Types:

Index	Segment Duration	Annual Buffer	Minimum Performance Cap Rate
S&P 500 Price Return Index	6 year	-10%	2%
Russell 2000® Price Return Index	6 year	-10%	2%
iShares® MSCI EAFE EFT	6 year	-10%	2%

The following chart lists the current Step Up Segment Types:

Index	Segment Duration	Segment Buffer	Minimum Performance Cap Rate
S&P 500 Price Return Index	1 year	-10%	2%
Russell 2000® Price Return Index	1 year	-10%	2%
iShares® MSCI EAFE EFT	1 year	-10%	2%

Dual Direction Segment example: For the S&P 500 Price Return Index/6 year Dual Direction/-10% Segment Type, a Segment could be established as S&P 500 Price Return Index Dual Direction/6 year/-10% with a 90% Performance Cap Rate. This means that you will participate in the performance of the S&P 500 Price Return Index for six years starting from the Segment Start Date. If the Index performs positively during this period, your Segment Rate of Return could be as much as 90% for that Segment Duration. If the Index performs negatively but not more negatively than the Segment Buffer during this period, at maturity your Segment Rate of Return will be equal to the absolute value of the Index’s negative performance. The absolute value of a number is simply that number without regard to it being positive or negative (e.g., without regard

Form No. IM-32-19 (12.19)	Catalog No. 160774 (12.19)
SCS PLUS-new biz/in-force-New Segments	#807106

to its mathematical sign). For example, the absolute value of -3 is 3. Therefore, for purposes of the Segment Rate of Return calculation, the absolute value of the Index Performance Rate is simply the Index Performance Rate without regard to its mathematical sign (e.g., the absolute value of a -3% Index Performance Rate is 3%). This means that if the Index performs negatively down to and including -10%, your Segment Rate of Return will be positive up to and including 10%. If the Index performs more negatively than the Segment Buffer, your Segment Rate of Return will be negative equal to the percentage loss in the Index which exceeds the Segment Buffer. If the Index is flat (0% return), your Segment Rate of Return will be zero.

Dual Direction Segments will generally have lower Performance Cap Rates than Standard Segments with the same Index, Segment Duration and Segment Buffer. Please note that the Performance Cap Rate and Segment Rate of Return for Dual Direction Segments are cumulative rates of return over the 6-year period from the Segment Start Date to the Segment Maturity Date. They are NOT annual rates, even though the Segment Duration is longer than one year.

For Dual Direction Segments, the Segment Rate of Return is equal to the absolute value of Index Performance Rate subject to the Performance Cap Rate unless the Index Performance Rate is less than the Segment Buffer in which case it is equal to the Index Performance Rate subject to the Segment Buffer, minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected, as follows:

If the Index Performance Rate:	Your Segment Rate of Return will be:
is greater than the Performance Cap Rate	equal to the Performance Cap Rate minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected
is between the Performance Cap Rate and Segment Buffer (or equal to either)*	equal to the absolute value of the Index Performance Rate minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected
is less than the Segment Buffer	negative, equal to the extent of the percentage exceeding the Segment Buffer minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected
*	If the Index Performance Rate is flat, the Segment Rate of Return is zero.

These values are based on the value of the Index on the Segment Start Date and the Segment Maturity Date. Any fluctuations in the value of the Index between those dates is ignored in calculating the Segment Rate of Return.

Please note: Because of the way the Segment Rate of Return is calculated for Dual Direction Segments, when the Index Performance Rate is near the Segment Buffer, a very small difference in the Index Performance Rate on the Segment Maturity Date can result in a very different Segment Rate of Return. For example, if the Index Performance Rate is -10.00% on the Segment Maturity Date the Segment Rate of Return is 10.00% whereas, if the Index Performance Rate is -10.01% on the Segment Maturity Date the Segment Rate of Return is -0.01%.

Dual Direction Segment Examples

Assume that you invest $1,000 in an S&P 500 Price Return Index Dual Direction, 6-year Segment with a -10% Segment Buffer, we set the Performance Cap Rate for that Segment at 90%, you make no withdrawal from the Segment and you did not elect the Return of Premium Death Benefit.

If the S&P 500 Price Return Index is 100% higher on the Segment Maturity Date than on the Segment Start Date, you will receive an 90% Segment Rate of Return, and your Segment Maturity Value would be $1,900. We reach that amount as follows:

•	The Index Performance Rate (100%) is greater than the Performance Cap Rate (90%), so the Segment Rate of Return (90%) is equal to the Performance Cap Rate.

•	The Segment Return Amount ($900) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (90%).

•	The Segment Maturity Value ($1,900) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($900).

If the S&P 500 Price Return Index is 26% higher on the Segment Maturity Date than on the Segment Start Date, you will receive a 26% Segment Rate of Return, and your Segment Maturity Value would be $1,260. We reach that amount as follows:

•	The Index Performance Rate (26%) is less than the Performance Cap Rate (90%), so the Segment Rate of Return (26%) is equal to the Index Performance Rate.

•	The Segment Return Amount ($260) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (26%).

•	The Segment Maturity Value ($1,260) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($260).

If the S&P 500 Price Return Index is 10% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a 10% Segment Rate of Return, and your Segment Maturity Value would be $1,100. We reach that amount as follows:

•	The Index Performance Rate is -10% which is not more negative than the Segment Buffer (-10%), so the Segment Rate of Return (10%) is the absolute value of the Index Performance Rate (|-10%|).

•	The Segment Return Amount ($100) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (10%).

•	The Segment Maturity Value ($1,100) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($100).

If the S&P 500 Price Return Index is 20% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a -10% Segment Rate of Return, and your Segment Maturity Value would be $900. We reach that amount as follows:

•	The Index Performance Rate is -20% and the Segment Buffer absorbs the first 10% of negative performance, so the Segment Rate of Return is -10%.

•	The Segment Return Amount (-$100) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (-10%).

•	The Segment Maturity Value ($900) is equal to the Segment Investment ($1,000) plus the Segment Return Amount (-$100).

Assume that you invest $1,000 in an S&P 500 Price Return Index Dual Direction, 6-year Segment with a -10% Segment Buffer, we set the Performance Cap Rate for that Segment at 90%, you make no withdrawal from the Segment and you did elect the Return of Premium Death Benefit.

If the S&P 500 Price Return Index is 7% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a 5.8% Segment Rate of Return, and your Segment Maturity Value would be $1,058. We reach that amount as follows:

•

The Index Performance Rate is -7% which is not more negative than the Segment Buffer (-10%), so the Segment Rate of Return (5.8%) is the absolute value of the Index Performance Rate (|-7%|) minus the Return of Premium Death Benefit charge (1.20%).

•	The Segment Return Amount ($58) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (5.8%).

•	The Segment Maturity Value ($1,058) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($58).

Risk Factors unique to Dual Direction Segments

•

For Dual Direction Segments. For example, the -10% Segment Buffer protects your Segment Investment against the first 10% of loss. If the Index Performance Rate declines by more than the Segment Buffer, you will lose an amount equal to 1% of your Segment Investment for every 1% that the Index Performance Rate declines below the Segment Buffer. This means that you could lose up to 90% of your principal with a -10% Segment Buffer. Each time you roll over your Segment Maturity Value into a new Dual Direction Segment you are subject to the same risk of loss as described above.

•

For Dual Direction Segments, the Performance Cap Rate may limit your participation in any increases in the underlying Index associated with a Segment. Our minimum Performance Cap Rate for Dual Direction Segments is 12%. We will not open a Segment with a Performance Cap Rate below the minimum Performance Cap Rate.

•

For Dual Direction Segments, your Segment Rate of Return is limited by its Performance Cap Rate, which could cause your Segment Rate of Return to be lower than it would otherwise be if you invested in a mutual fund or exchange traded fund designed to track the performance of the applicable Index.

•	Dual Direction Segments will tend to have a lower Performance Cap Rate than Standard Segments with the same Index, Segment Duration and Segment Buffer.

•	For Dual Direction Segments, your Segment Maturity Value is not affected by the price of the Index on any date between the Segment Start Date and the Segment Maturity Date.

(2)	Adding the iShares® MSCI EAFE ETF for Step Up Segments:

Effective December 16, 2019, we are adding the iShares® MSCI EAFE ETF for Step Up Segments. The iShares® MSCI EAFE ETF is also currently available for other Segment Types and is described in the prospectus.

The following chart lists the current Step Up Segment Types:

Index	Segment Duration	Segment Buffer	Minimum Performance Cap Rate
S&P 500 Price Return Index	1 year	-10%	2%
Russell 2000® Price Return Index	1 year	-10%	2%
iShares® MSCI EAFE ETF	1 year	-10%	2%

Please also note the following changes to the Prospectus:

1.	The following hereby amends the corresponding section in “Contract features and benefits — Allocating your contributions”:

The maximum number of Segments that may be active in your contract at any time is 136.

2	The following hereby amends the corresponding section in “Transferring your money among investment options — Transferring your account value”:

You may not transfer to a Segment if the total number of Segments that would be active in your contract after such transfer would be greater than 136.

3.	The following hereby amends the corresponding sections in “Incorporation of certain documents by reference”:

Our Annual Report on Form 10-K for the period ended December 31, 2018, our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and our current reports on Form 8-K dated January 3, 2019 are considered to be part of this Prospectus because they are incorporated by reference.

4.	The following hereby supplements the information in “Appendix III: Segment Interim Value — Overview of the Purposes and Impacts of the Calculation — Fair Value of Hypothetical Derivatives”:

For Dual Direction Segments, we use hypothetical put, call and binary put options to estimate the market value, at the time the Segment Interim Value is calculated, of the risk of loss and the possibility of gain at the end of the Segment.

5.	The following hereby supplements the information in “Appendix III: Segment Interim Value — Overview of the Purposes and Impacts of the Calculation — Fair Value of Hypothetical Derivatives”:

At the time the Segment Interim Value is determined, the Fair Value of Hypothetical Derivatives for Dual Direction Segments is calculated using several different hypothetical options. These hypothetical options are designated for each Dual Direction Segment and are described in more detail below.

At-the-Money Call Option (strike price equals the index value at Segment inception). For Dual Direction Segments, the potential for gain in an up market is estimated using the value of this hypothetical option.

Out-of-the-Money Call Option (strike price equals the index increased by the Performance Cap Rate). The risk of loss is estimated using the value of this hypothetical option.

•

For Dual Direction Segments, the net amount of the At-the-Money Call Option less the value of the Out-of-the-Money Call Option is an estimate of the market value of the possibility of gain at the end of the Segment in an up market as limited by the Performance Cap Rate.

At the Money Put Option (strike price equals index value at Segment inception). The potential for gain in a down market is estimated using the value of this hypothetical option.

Out-of-the-Money Put Option (strike price equals the index decreased by the Segment Buffer). The risk of loss in a down market in excess of the Buffer is estimated using the value of this hypothetical option. Dual Direction Segments use two of these options.

•

For Dual Direction Segments, the net amount of the At-the-Money Put Option less the value of one of the Out-of-the-Money Put Options is an estimate of the market value of the possibility of gain at the end of the Segment in a down market limited by the Buffer.

Out-of-the-Money Binary Put Option (strike price equals index value at Segment inception minus Segment Buffer). The risk of loss in a down market in excess of the Buffer is estimated using the value of this hypothetical option.

•

For Dual Direction Segments, the other Out-of-the-Money Put Option combined with the Out-of-the-Money Binary Put Option is an estimate of the market value of the possibility of loss at the end of the Segment in a down market in excess of the Buffer.

•

It is important to note that the put option value and binary put option value will almost always reduce the principal you receive, even where the Index is higher at the time of the withdrawal than at the time of the original investment. This is because the risk that the Index could have been lower at the end of a Segment is present to some extent whether or not the Index has increased at the earlier point in time that the Segment Interim Value is calculated.

6.	The following hereby supplements the information in “Appendix III: Segment Interim Value — Detailed Descriptions of Specific Inputs to the Calculation — Fair Value of Hypothetical Derivatives”:

For each Dual Direction Segment, we designate and value several hypothetical options, each of which is tied to the performance of the Index underlying the Segment in which you are invested. For Dual Direction Segments, these are: (1) the At-the-Money Call Option, (2) Out-of-the-Money Call Option, (3) At-the-Money Put Option, (4) two Out-of-the-Money Put Options and (5) Out-of-the-Money Binary Put Option. At Segment maturity, these hypothetical options are designated to value gains up to the Performance Cap Rate in an up market and down to the Buffer in a down market, as well as, value losses below the Segment Buffer.

7.	The following hereby supplements the information in “Appendix III: Segment Interim Value — Detailed Descriptions of Specific Inputs to the Calculation — Fair Value of Hypothetical Derivatives”:

(1)

At-the-Money Call Option: This is an option to buy a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date. At any time during the Segment Duration, the fair value of the At-the-Money Call Option represents the market value of the potential to receive an amount in excess of the Segment Investment on the Segment Maturity Date equal to the percentage growth in the Index between the Segment Start Date and the Segment Maturity Date, multiplied by the Segment Investment.

(2)

Out-of-the-Money Call Option: This is an option to buy a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date increased by a percentage equal to the Performance Cap Rate. At any time during the Segment Duration, the fair value of the Out-of-the-Money Call Option represents the market value of the potential to receive an amount in excess of the Segment Investment equal to the percentage growth in the Index between the Segment Start Date and the Segment Maturity Date in excess of the Performance Cap Rate, multiplied by the Segment Investment. The value of this option is used to offset the value of the At-the-Money Call Option, thus recognizing in the Interim Segment Value a ceiling on gains at Segment maturity imposed by the Performance Cap Rate.

(3)

At-the-Money Put Option: This is an option to sell a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date. At any time during the Segment Duration, the fair value of the At-the-Money Put Option represents the market value of the potential to receive an amount equal to the negative return of the Index between the Segment Start Date and the Segment Maturity Date, multiplied by the Segment Investment.

(4)

Out-of-the-Money Put Option (Dual Direction Segments use two of these options): This is an option to sell a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date decreased by a percentage equal to the Segment Buffer. At any time during the Segment Duration, the fair value of the Out-of-the Money Put Option represents the market value of the potential to receive an amount equal to the excess of the negative return of the Index between the Segment Start Date and the Segment Maturity Date beyond the Segment Buffer, multiplied by the Segment Investment. The value of one Out-of-the-Money Put option is used to offset the value of the At-the-Money Put Option, and the value of the other Out-of-the-Money Put Option is used to value the potential losses that may be incurred in excess of the Segment Buffer at Segment maturity.

(5)

Out-of-the-Money Binary Put Option: This is a requirement to pay the absolute value of the Segment Buffer multiplied by the Segment Investment on the scheduled Segment Maturity Date, if the index price is lower than the index price on the Segment Start Date decreased by a percentage equal to the Segment Buffer. At any time during the Segment Duration, the fair value of the Out-of-the-Money Binary Put Option represents the market value of the potential to receive the absolute value of the Segment Buffer multiplied by the Segment Investment on the Segment Maturity Date.

For Dual Direction Segments, the Fair Value of Derivatives is equal to (1) minus (2) plus (3) minus (4) minus (5), as defined above.

8.	The following hereby supplements the information in “Appendix III: Segment Interim Value — Detailed Descriptions of Specific Inputs to the Calculation — (A)(2) Fair Value of Hypothetical Derivatives”:

We determine the fair value of each of the applicable designated hypothetical options for a Dual Direction Segment using a market standard model for valuing a European option on the Index, assuming a continuous dividend yield or net convenience value, with inputs that are consistent with market prices that reflect the estimated cost of exiting the hypothetical Derivatives prior to Segment maturity (e.g., the estimated ask price).

9.	The following hereby supplements the information in “Appendix III: Segment Interim Value — Detailed Descriptions of Specific Inputs to the Calculation — (B) Pro Rata Share of Performance Cap Rate”:

For Dual Direction Segments, prior to the Segment Maturity Date, your Segment Interim Value will be limited by the portion of the Performance Cap Rate corresponding to the portion of the Segment Duration that has elapsed.

10.	The following hereby supplements the information in “Appendix III: Segment Interim Value — EXAMPLES”:

Example: Segment Interim Value — Dual Direction Segments

Item	6-Year Segment	6-Year Segment
Segment Duration (in months)	72	72
Valuation Date (months since Segment Start Date)	9	69
Segment Investment	$1,000	$1,000
Segment Buffer	-10%	-10%
Performance Cap Rate	90%	90%
Time to Maturity (in months)	63	3

Item	6-Year Segment	6-Year Segment
Assuming the change in the Index Value is 40% (for example from 100.00 to 140.00)
Fair Value of Hypothetical Fixed Instrument	$883.52	$998.05
Fair Value of Hypothetical Derivatives	$255.05	$389.82
Cap Calculation Factor	$105.04	$4.99
Sum of above	$1,243.61	$1,392.86
Segment Investment multiplied by prorated Performance Cap Rate	$1,112.46	$1,862.16
Segment Interim Value	$1,112.46	$1,392.86

Assuming the change in the Index Value is -5% (for example from 100.00 to 95.00)
Fair Value of Hypothetical Fixed Instrument	$883.52	$998.05
Fair Value of Hypothetical Derivatives	-$16.13	$17.03
Cap Calculation Factor	$105.04	$4.99
Sum of above	$972.44	$1,020.06
Segment Investment multiplied by prorated Performance Cap Rate	$1,112.46	$1,862.16
Segment Interim Value	$972.44	$1,020.06

Assuming the change in the Index Value is -15% (for example from 100.00 to 85.00)
Fair Value of Hypothetical Fixed Instrument	$883.52	$998.05
Fair Value of Hypothetical Derivatives	-$89.04	-$57.62
Cap Calculation Factor	$105.04	$4.99
Sum of above	$899.53	$945.42
Segment Investment multiplied by prorated Performance Cap Rate	$1,112.46	$1,862.16
Segment Interim Value	$899.53	$945.42

The input values to the market standard model that have been utilized to generate the hypothetical examples above are as follows:

(1)	Implied volatility of 24% is assumed.
(2)	Investment rate corresponding to remainder of Segment term is 2.39% (63 months to maturity) and 0.79% (3 months to maturity).
(3)	Swap rate corresponding to remainder of Segment term is assumed 1.64% (63 months to maturity) and 0.69% (3 months to maturity).
(4)	Skewness of -26.5% is assumed.
(4)	Index dividend yield is 1.95% annually.
(5)	One-half estimated Bid-Ask Spread of 50 bps.

Examples: Effect of Withdrawals on Segment Interim Value — Dual Direction Segments

Item	6-Year Segment	6-Year Segment
Segment Duration (in months)	72	72
Valuation Date (Months since Segment Start Date)	9	69
Segment Investment	$1,000	$1,000
Segment Buffer	-10%	-10%
Performance Cap Rate	90%	90%
Time to Maturity (in months)	63	3
Amount Withdrawn[1]	$100	$100

Assuming the change in the Index Value is 40% (for example from 100.00 to 140.00)
Segment Interim Value[2]	$1,112.46	$1,392.86
Percent Withdrawn[3]	8.99%	7.18%
New Segment Investment[4]	$910.11	$928.21
New Segment Interim Value[5]	$1,012.46	$1,292.86

Item	6-Year Segment	6-Year Segment
Assuming the change in the Index Value is -5% (for example from 100.00 to 95.00)
Segment Interim Value[2]	$972.44	$1,020.06
Percent Withdrawn[3]	10.28%	9.80%
New Segment Investment[4]	$897.17	$901.97
New Segment Interim Value[5]	$872.44	$920.06

Assuming the change in the Index Value is -15% (for example from 100.00 to 85.00)
Segment Interim Value[2]	$899.53	$945.42
Percent Withdrawn[3]	11.12%	10.58%
New Segment Investment[4]	$888.83	$894.23
New Segment Interim Value[5]	$799.53	$845.42
(1)	Amount withdrawn is net of applicable withdrawal charge.
(2)	Segment Interim Value immediately before withdrawal.
(3)	Percent Withdrawn is equal to Amount Withdrawn divided by Segment Interim Value.
(4)	New Segment Investment is equal to the original Segment Investment ($1,000) multiplied by (1 – Percent Withdrawn).
(5)

New Segment Interim Value is equal to the calculated Segment Interim Value based on the new Segment Investment. It will also be equal to the Segment Interim Value multiplied by (1 – Percent Withdrawn).